UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

AMTD IDEA Group (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 13, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 18, 2022 with an audit report issued by Deloitte Touche Tohmatsu, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in China.

AMTD IDEA Group is a company controlled by AMTD Group Inc., which beneficially owned, as of April28, 2023, 39.6% of the total issued and outstanding ordinary shares of the Company, representing 85.5% of the total voting power of the Company. To the Company’s knowledge, AMTD Group Inc. is not controlled by a government entity in China. Infinity Power Investments Limited is beneficially owned and controlled by Dr. Calvin Choi, who is the founder of the Company. Infinity Power Investments Limited beneficially owned, as of April28, 2023, 16.2% of the total issued and outstanding ordinary shares of the Company, representing 50.0% of the total voting power of the Company.

As of April28, 2023, none ofthe directors and senior management of the Company beneficially owned any issued and outstanding ordinary shares of the Company.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, no other shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of April28, 2023. Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023 for more details.

In addition, the Company is not aware of any government entity in China that, whether by contract or otherwise, controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By	/s/ Dr. Feridun Hamdullahpur
Name	Dr. Feridun Hamdullahpur
Title	Director

Date: April 28, 2023